UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 6 August 2020, London UK

FDA approves GSK's BLENREP (belantamab mafodotin-blmf) for the treatment of patients with relapsed or refractory multiple myeloma

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BLENREP is a first-in-class anti-BCMA (B-cell maturation antigen) therapy for patients whose disease has progressed despite prior treatment with an immunomodulatory agent, proteasome inhibitor and anti-CD38 antibody
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BLENREP is the fifth major medicine approval for GSK in 2020

GlaxoSmithKline plc (LSE/NYSE: GSK) announced the US Food and Drug Administration (FDA) has approved BLENREP (belantamab mafodotin-blmf) as a monotherapy treatment for adult patients with relapsed or refractory multiple myeloma who have received at least four prior therapies including an anti-CD38 monoclonal antibody, a proteasome inhibitor and an immunomodulatory agent. This indication is approved under accelerated approval based on response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials. BLENREP is the first anti-BCMA (B-cell maturation antigen) therapy approved anywhere in the world.[i]

Dr Hal Barron, Chief Scientific Officer and President R&D, GSK, said: "As the second most common form of blood cancer in the US, multiple myeloma is an incurable and devastating disease. BLENREP is the first approved anti-BCMA therapy and has the potential to transform the treatment of patients with relapsed or refractory myeloma who have limited treatment options today.''

BLENREP is GSK's fifth major medicine approval in 2020 across areas of significant unmet medical need such as cancer, HIV and chronic kidney disease. This approval marks the second FDA approval for GSK's oncology portfolio in four months.

BLENREP employs a multi-faceted mechanism of action and is directed toward BCMA, a cell-surface protein that plays an important role in the survival of plasma cells and is expressed on multiple myeloma cells.[ii] The approval of BLENREP was based on six-month primary results from the pivotal DREAMM-2 study, which enrolled patients with relapsed or refractory multiple myeloma who had actively progressing disease that had worsened despite current standard of care.

Dr Sagar Lonial, MD, Chief Medical Officer, Winship Cancer Institute of Emory University in Atlanta, Georgia, Chair of Emory Department of Hematology and Medical Oncology and Principal Investigator for DREAMM-2, said: "While treatable, refractory multiple myeloma is a significant clinical challenge with poor outcomes for patients whose disease has become resistant to the current standard of care. Due to the limited options currently available, these patients are often retreated with drugs from the same classes after they relapse, which is why the approval of BLENREP, the first anti-BCMA therapy, is significant for both patients and physicians alike."

In the DREAMM-2 study, treatment with single-agent BLENREP 2.5 mg/kg every three weeks demonstrated a clinically meaningful overall response rate (ORR) of 31% (97.5% CI; 21-43) in patients who had received a median of seven prior lines of treatment (n=97). The median duration of response (DoR) had not been reached at the six-month analysis, but 73% of responders had a DoR equal to or greater than six months. The most commonly reported adverse events (≥20%) were keratopathy, decreased visual acuity, nausea, blurred vision, pyrexia, infusion-related reactions, and fatigue. Keratopathy is characterised as changes in the corneal epithelium as seen on eye examination, which can manifest with or without symptoms.

Ocular adverse reactions occurred in 77% of the 218 patients in the pooled safety population and included keratopathy (76%), changes in visual acuity (55%), blurred vision (27%) and dry eye (19%). Corneal adverse events were monitored with eye exams prior to each dose, allowing for dose reductions or interruptions as appropriate. Patients also used preservative-free eye drops. Keratopathy leading to treatment discontinuation affected 2.1% of patients in the 2.5 mg/kg cohort.[iii]

BLENREP is available through participation in the BLENREP Risk Evaluation and Mitigation Strategy (REMS), which was developed to ensure appropriate use of the medicine. The programme requires education for all physicians prescribing BLENREP and their patients regarding the ocular risks associated with treatment as well as monitoring. Additional information about the BLENREP REMS can be found at www.blenreprems.com or 1-855-209-9188.

Paul Giusti, President and CEO of the Multiple Myeloma Research Foundation (MMRF), said: "The approval of BLENREP is an important advancement for patients with relapsed or refractory multiple myeloma, as it brings a much-needed new treatment to patients who face limited options due to their progressing disease. We are grateful for GSK's continued commitment to myeloma patients and their families."

In 2017, BLENREP was granted Breakthrough Therapy designation by the FDA, which is intended to facilitate the development of investigational medicines that have shown clinical promise for conditions where there is significant unmet need.

About multiple myeloma
Multiple myeloma is the second most common blood cancer in the US and is generally considered treatable, but not curable.[iv] In the US, more than 32,000 people are estimated to be diagnosed with multiple myeloma this year and nearly 13,000 people will die from the disease.[v] Research into new therapies is needed as multiple myeloma commonly becomes refractory to available treatments.[vi]

About B-cell maturation antigen (BCMA)
The normal function of BCMA is to promote plasma cell survival by transduction of signals from two known ligands, BAFF (B-cell activating factor) and APRIL (a proliferation-inducing ligand). This pathway has been shown to be important for myeloma cell growth and survival. BCMA expression is limited to B cells at later stages of development. BCMA is expressed at varying levels in myeloma patients and BCMA membrane expression is universally detected in myeloma cell lines.ii

About BLENREP (belantamab mafodotin-blmf)
BLENREP is an antibody drug conjugate comprising a humanised anti-B cell maturation antigen (BCMA) monoclonal antibody conjugated to the cytotoxic agent auristatin F via non-cleavable linker. The drug linker technology is licensed from Seattle Genetics; monoclonal antibody is produced using POTELLIGENT Technology licensed from BioWa.

IMPORTANT SAFETY INFORMATION FOR BLENREP

WARNING: OCULAR TOXICITY

BLENREP caused changes in the corneal epithelium resulting in changes in vision, including severe vision loss and corneal ulcer, and symptoms such as blurred vision and dry eyes.

Conduct ophthalmic exams at baseline, prior to each dose, and promptly for worsening symptoms. Withhold BLENREP until improvement and resume, or permanently discontinue, based on severity.

Because of the risk of ocular toxicity, BLENREP is available only through a restricted program under a Risk Evaluation and Mitigation Strategy (REMS) called the BLENREP REMS.

WARNINGS AND PRECAUTIONS
Ocular Toxicity: Ocular adverse reactions occurred in 77% of the 218 patients in the pooled safety population. Ocular adverse reactions included keratopathy (76%), changes in visual acuity (55%), blurred vision (27%), and dry eye (19%). Among patients with keratopathy (n = 165), 49% had ocular symptoms, 65% had clinically relevant visual acuity changes (decline of 2 or more lines on Snellen Visual Acuity in any eye), and 34% had both ocular symptoms and visual acuity changes.

Keratopathy: Keratopathy was reported as Grade 1 in 7% of patients, Grade 2 in 22%, Grade 3 in 45%, and Grade 4 in 0.5% per the KVA scale. Cases of corneal ulcer (ulcerative and infective keratitis) have been reported. Most keratopathy events developed within the first 2 treatment cycles (cumulative incidence of 65% by Cycle 2). Of the patients with Grade 2 to 4 keratopathy (n = 149), 39% recovered to Grade 1 or lower after median follow-up of 6.2 months. Of the 61% who had ongoing keratopathy, 28% were still on treatment, 9% were in follow-up, and in 24% the follow-up ended due to death, study withdrawal, or lost to follow-up. For patients in whom events resolved, the median time to resolution was 2 months (range: 11 days to 8.3 months).

Visual Acuity Changes: A clinically significant decrease in visual acuity of worse than 20/40 in the better-seeing eye was observed in 19% of the 218 patients and of 20/200 or worse in the better-seeing eye in 1.4%. Of the patients with decreased visual acuity of worse than 20/40, 88% resolved and the median time to resolution was 22 days (range: 7 days to 4.2 months). Of the patients with decreased visual acuity of 20/200 or worse, all resolved and the median duration was 22 days (range: 15 to 22 days).

Monitoring and Patient Instruction: Conduct ophthalmic examinations (visual acuity and slit lamp) at baseline, prior to each dose, and promptly for worsening symptoms. Perform baseline examinations within 3 weeks prior to the first dose. Perform each follow-up examination at least 1 week after the previous dose and within 2 weeks prior to the next dose. Withhold BLENREP until improvement and resume at same or reduced dose, or consider permanently discontinuing based on severity. Advise patients to use preservative-free lubricant eye drops at least 4 times a day starting with the first infusion and continuing until end of treatment. Avoid use of contact lenses unless directed by an ophthalmologist. Changes in visual acuity may be associated with difficulty for driving and reading. Advise patients to use caution when driving or operating machinery. BLENREP is only available through a restricted program under a REMS.

BLENREP REMS: BLENREP is available only through a restricted program under a REMS called the BLENREP REMS because of the risks of ocular toxicity. Notable requirements of the BLENREP REMS include the following:
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Prescribers must be certified with the program by enrolling and completing training in the BLENREP REMS.
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Prescribers must counsel patients receiving BLENREP about the risk of ocular toxicity and the need for ophthalmic examinations prior to each dose.
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Patients must be enrolled in the BLENREP REMS and comply with monitoring.
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Healthcare facilities must be certified with the program and verify that patients are authorized to receive BLENREP.
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Wholesalers and distributers must only distribute BLENREP to certified healthcare facilities.

Further information is available at www.BLENREPREMS.com and 1-855-209-9188.

Thrombocytopenia: Thrombocytopenia occurred in 69% of 218 patients in the pooled safety population, including Grade 2 in 13%, Grade 3 in 10%, and Grade 4 in 17%. The median time to onset of the first thrombocytopenic event was 26.5 days. Thrombocytopenia resulted in dose reduction, dose interruption, or discontinuation in 9%, 2.8%, and 0.5% of patients, respectively. Grade 3 to 4 bleeding events occurred in 6% of patients, including Grade 4 in 1 patient. Fatal adverse reactions included cerebral hemorrhage in 2 patients. Perform complete blood cell counts at baseline and during treatment as clinically indicated. Consider withholding and/or reducing the dose based on severity.

Infusion-Related Reactions: Infusion-related reactions occurred in 18% of 218 patients in the pooled safety population, including Grade 3 in 1.8%. Monitor patients for infusion-related reactions. For Grade 2 or 3 reactions, interrupt the infusion and provide supportive treatment. Once symptoms resolve, resume at a lower infusion rate. Administer premedication for all subsequent infusions. Discontinue BLENREP for life-threatening infusion-related reactions and provide appropriate emergency care.

Embryo-Fetal Toxicity: Based on its mechanism of action, BLENREP can cause fetal harm when administered to a pregnant woman because it contains a genotoxic compound (the microtubule inhibitor, monomethyl auristatin F [MMAF]) and it targets actively dividing cells. Advise pregnant women of the potential risk to a fetus. Advise females of reproductive potential to use effective contraception during treatment with BLENREP and for 4 months after the last dose. Advise males with female partners of reproductive potential to use effective contraception during treatment with BLENREP and for 6 months after the last dose.

ADVERSE REACTIONS
The pooled safety population described in Warnings and Precautions reflects exposure to BLENREP at a dosage of 2.5 mg/kg or 3.4 mg/kg (1.4 times the recommended dose) administered intravenously once every 3 weeks in 218 patients in DREAMM-2. Of these patients, 194 received a liquid formulation (not the approved dosage form) rather than the lyophilized powder. Among the 218 patients, 24% were exposed for 6 months or longer.

The safety of BLENREP as a single agent was evaluated in DREAMM-2. Patients received BLENREP at the recommended dosage of 2.5 mg/kg administered intravenously once every 3 weeks (n = 95). Among these patients, 22% were exposed for 6 months or longer.

Serious adverse reactions occurred in 40% of patients who received BLENREP. Serious adverse reactions in >3% of patients included pneumonia (7%), pyrexia (6%), renal impairment (4.2%), sepsis (4.2%), hypercalcemia (4.2%), and infusion-related reactions (3.2%). Fatal adverse reactions occurred in 3.2% of patients, including sepsis (1%), cardiac arrest (1%), and lung infection (1%).

Permanent discontinuation due to an adverse reaction occurred in 8% of patients who received BLENREP; keratopathy (2.1%) was the most frequent adverse reaction resulting in permanent discontinuation.

Dosage interruptions due to an adverse reaction occurred in 54% of patients who received BLENREP. Adverse reactions which required a dosage interruption in >3% of patients included keratopathy (47%), blurred vision (5%), dry eye (3.2%), and pneumonia (3.2%).

Dose reductions due to an adverse reaction occurred in 29% of patients. Adverse reactions which required a dose reduction in >3% of patients included keratopathy (23%) and thrombocytopenia (5%).
The most common adverse reactions (≥20%) were keratopathy (71%), decreased visual acuity (53%), nausea (24%), blurred vision (22%), pyrexia (22%), infusion-related reactions (21%), and fatigue (20%). The most common Grade 3 or 4 (≥5%) laboratory abnormalities were lymphocytes decreased (22%), platelets decreased (21%), hemoglobin decreased (18%), neutrophils decreased (9%), creatinine increased (5%), and gamma-glutamyl transferase increased (5%).

USE IN SPECIFIC POPULATIONS
Lactation: There is no data on the presence of belantamab mafodotin-blmf in human milk or the effects on the breastfed child or milk production. Because of the potential for serious adverse reactions in the breastfed child, advise women not to breastfeed during treatment with BLENREP and for 3 months after the last dose.

Females and Males of Reproductive Potential: BLENREP can cause fetal harm when administered to pregnant women. There are no available data on the use of BLENREP in pregnant women to evaluate for drug-associated risk. No animal reproduction studies were conducted with BLENREP.

Pregnancy Testing: Pregnancy testing is recommended for females of reproductive potential prior to initiating BLENREP.

Infertility: Based on findings in animal studies, BLENREP may impair fertility in females and males. The effects were not reversible in male rats but were reversible in female rats.

Geriatric Use: Of the 218 patients who received BLENREP in DREAMM-2, 43% were aged 65 to less than 75 years and 17% were aged 75 years and older. Keratopathy occurred in 80% of patients aged less than 65 years and 73% of patients aged 65 years and older. Among the patients who received BLENREP at the 2.5-mg/kg dose in DREAMM-2 (n = 95), keratopathy occurred in 67% of patients aged less than 65 years and 73% of patients aged 65 years and older.

Renal Impairment: No dose adjustment is recommended for patients with mild or moderate renal impairment (estimated glomerular filtration rate [eGFR] 30 to 89 mL/min/1.73m2 as estimated by the Modification of Diet in Renal Disease [MDRD] equation). The recommended dosage has not been established in patients with severe renal impairment (eGFR 15 to 29 mL/min/1.73 m2) or end-stage renal disease (ESRD) with eGFR <15 mL/min/1.73 m2 not on dialysis or requiring dialysis.

Hepatic Impairment: No dose adjustment is recommended for patients with mild hepatic impairment (total bilirubin ≤upper limit of normal [ULN] and aspartate aminotransferase (AST) >ULN or total bilirubin 1 to ≤1.5 × ULN and any AST). The recommended dosage of BLENREP has not been established in patients with moderate or severe hepatic impairment (total bilirubin >1.5 × ULN and any AST).

INDICATION
BLENREP is indicated for the treatment of adults with relapsed or refractory multiple myeloma who have received at least 4 prior therapies, including an anti-CD38 monoclonal antibody, a proteasome inhibitor, and an immunomodulatory agent.

This indication is approved under accelerated approval based on response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

The full Prescribing Information, including BOXED WARNING and Medication Guide, will be available here.

GSK in Oncology
GSK is focused on maximising patient survival through transformational medicines. GSK's pipeline is focused on immuno-oncology, cell therapy, cancer epigenetics, and synthetic lethality. Our goal is to achieve a sustainable flow of new treatments based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, antibody drug conjugates and cells, either alone or in combination.

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

Editor's Note: In addition to the FDA's approval of BLENREP, GSK has received four major medicine approvals to date in 2020 for CABENUVA (cabotegravir and rilpivirine) in Canada, DUVROQ (daprodustat) in Japan and ZEJULA (niraparib) and RUKOBIA (fostemsavir) in the US.

GSK enquiries:
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Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
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	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q2 Results and any impacts of the COVID-19 pandemic.

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References

[i] NCI Drug Dictionary - Anti-BCMA Antibody-Drug Conjugate GSK2857916. National Cancer Institute. https://www.cancer.gov/publications/dictionaries/cancer-drug/def/anti-bcma-antibody-drug-conjugate-gsk2857916.
Accessed May 2020.
[ii] Trudel S, Lendvai N, Popat R, et al. Antibody-drug conjugate, GSK2857916, in relapsed/refractory multiple myeloma: an update on safety and efficacy from dose expansion phase I study. Blood Cancer Journal. 2019;9(4).
doi:10.1038/s41408-019-0196-6.
[iii] Lonial, S, et al. Belantamab mafodotin for relapsed or refractory multiple myeloma (DREAMM-2): a two-arm, randomised, open-label, phase 2 study. Lancet Oncol. 2020; 21(2):207-21.
[iv] Estimated number of incident cases worldwide, both sexes, all ages. World Health Organization. https://gco.iarc.fr/ Published 2020. Accessed May 2020.
[v] SEER Cancer Facts & Figures 2019. Available at: https://seer.cancer.gov/statfacts/html/mulmy.html. Accessed December 19, 2019.
[vi] Nooka AK, Kastritis E, Dimopoulos MA. Treatment options for relapsed and refractory multiple myeloma. Blood. 2015;125(20)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: August 06, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc